Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23	A Publicly Held Company	NIRE. 35300010230

Authorized Capital: up to 4,000,000,000 shares
Subscribed and Paid-in Capital: R$ 17,000,000,000.00 – 3,023,408,492 shares

Convening Notice

  EXTRAORDINARY GENERAL MEETING

The Stockholders of BANCO ITAÚ HOLDING FINANCEIRA S.A. (as well as the Stockholders of the companies ITAÚSA EXPORT S.A., E.JOHNSTON REPRESENTAÇÃO E PARTICIPAÇÕES S.A., UNIBANCO HOLDINGS S.A. and UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A., the shares of which shall be merged into Banco Itaú S.A. and, successively, into Banco Itaú Holding Financeira S.A. on November 28, 2008) are invited by the Board of Directors to attend an Extraordinary General Meeting, which shall be held on November 28, 2008 at 5:00 p.m. in the auditorium of the company’s registered offices at Praça Alfredo Egydio de Souza Aranha 100, Torre Itaúsa, 9th floor in the city and state of São Paulo (SP), for examining the Proposal of the Board of Directors, with the purpose of

1.	altering the corporate name to Itaú Unibanco Banco Múltiplo S.A;

2.	altering the composition of the Board of Directors which shall now have an even number of members, composed of a minimum of 10 and a maximum of 14 members;

3.	improving the provisions with respect to the basic conditions for the composition and election of the Audit Committee;

4.	increasing the maximum number of members of the Board of Executive Officers (from 15 to 20 members);

5.	altering the wording of articles 1, 5 (5.1), 7 (7.1 and 7.1.1) and 11 (11.1) of the corporate bylaws in view of the preceding items;

6.
reestablishing the Board of the Directors, thereby terminating the current annual term of office; pursuant to CVM instructions 165/91 and 282/98, notice is hereby given that to request cumulative voting rights in the election of members of the Board of Directors, shareholders requesting such rights must represent at least 5% of the voting capital.

São Paulo-SP, November 12, 2008.

BOARD OF DIRECTORS

CARLOS DA CAMARA PESTANA
Chairman

ALFREDO EGYDIO SETUBAL Investor Relations Officer